Exhibit 12.1

NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended March 31,
	2011	2012

Income from continuing operations before income tax	$204,160	$73,709

Add:
Fixed charges	105,190	160,256
Amortization of capitalized interest	2,589	6,633

Less:
Interest capitalized	5,180	40,784
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—
Earnings as adjusted	$306,759	$199,814

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$81,159	$96,822
Interest capitalized	5,180	40,784
Portion of rent expense representative of interest (30%)	18,851	22,650
Fixed charges	$105,190	$160,256

Ratio of earnings to fixed charges	2.92	1.25